FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. IPO of Telefónica Deutschland Holding AG: Price and volume.	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica, S.A. hereby reports that the shares offered to the market in the IPO of its subsidiary Telefónica Deutschland Holding A.G. were placed at a price of EUR 5.60 per share. The total volume of the offering amounts to 258.75 million shares (including 33.75 million over-allotted shares in connection with the greenshoe option granted to the underwriters). The total placement volume of the offering, including the greenshoe option represents 23.17 per cent of the share capital of Telefónica Deutschland Holding A.G.

Upon full exercise of the greenshoe option, the placement volume would amount to EUR 1,449 million.

The first day of trading of the shares of Telefónica Deutschland Holding AG on the regulated market (Prime Standard) of the Frankfurt Stock Exchange is expected to be tomorrow, October 30, 2012.

In Madrid, October 29, 2012.

Disclaimer:

These written materials are not an offer of securities for sale in the United States, Canada, Australia, South Africa and Japan. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption therefrom. The issuer or selling security holder has not and does not intend to register any securities under the US Securities Act of 1933, as amended, and does not intend to offer any securities in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in these written materials, will not be accepted.

This publication constitutes neither an offer to sell nor a solicitation to buy securities. The offer has been made solely by means of, and on the basis of, a securities prospectus which is currently available free of charge from the company, at the German offices of the Joint Global Coordinators or on the website of the Company.

The securities may not be offered or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law (“Ley 24/1988, de 28 de Julio del Mercado de Valores”), as amended and restated and Royal Decree 1310/2005 on admission of securities to trading, public offerings and prospectuses (“Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de Julio del Mercado de Valores, en material de admission a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos”), as amended and restated, and the decrees and regulations made thereunder. The securities may not be sold, offered or distribute to persons in Spain except: (i) in circumstances which do not constitute a public offering of securities in Spain within the meaning of Article 38 of Royal Decree 1310/2005; or (ii) subject to one of the exceptions of the prospectuses requirements envisaged in article 41 of Royal Decree 1310/2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 29th, 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors